82-4781

VINCI

Rueil Malmaison, 6 September 2005

Press release

2005 INTERIM RESULTS

- **A very satisfactory first half:**
  - **Sales: €10.1 billion (+10.6%)**
  - **Cash flow from operations: €918 million (+13%)**
  - **Operating profit from ordinary activities[1]: €629 million (+21%)**
  - **Net profit: €356 million (+19.4%)**
  - **Order book: €15.2 billion (+11%)**
- **Interim dividend: €0.70 per share (paid on 20 December 2005)**

VINCI's Board of Directors, chaired by Antoine Zacharias, met on 6 September 2005 to close the interim financial statements at 30 June 2005, drawn up in compliance with IFRS standards, and review prospects for the current year.

Growth in sales in France and outside France

VINCI's consolidated sales increased to €10.1 billion in the 1st half of 2005, up 10.6% from the 1st half of 2004. At a constant consolidation scope, they rose 9.4% after neutralisation of consolidation scope effects. External growth had a €160 million positive impact. It was partly offset by asset disposals that totalled €60 million).

In France, sales climbed to €6.4 billion, up 12.3% from the 1st half of 2004, and up 11.2% at a constant consolidation scope. Their increase reflected a noteworthy increase in construction business lines and stability in trading in concessions.

Outside France, sales grew 7.8% to €3.7 billion, up 6.5% on a like-for-like basis. Driven by Construction and Roads, business was sustained in the United Kingdom and continued to increase noticeably in Central European countries.

---

[1] Operating profit before impact of share-based payments (IFRS2), goodwill amortisation and non-recurrent items

Analysis of sales by business line

(in € million)	1H2005	1H2004	*Change 2005/2004* at an actual consolidation	on a like-for-like basis
Concessions and services	954	934	*+2.1%*	*+2.5%*
Energy	1,667	1,596	*+4.4%*	*+3.9%*
Roads	2,794	2,531	*+10.4%*	*+8%*
Construction	4,564	3,956	*+15.4%*	*+14.2%*
Other and eliminations	72	69	*N/M*	*N/M*
Total	**10,051**	**9,086**	***+10.6%***	***+9.4%***

Results [2]

First, the reader's attention is drawn to the fact that these are VINCI's first financial statements to be presented according to IFRS standards. In order to enable comparisons to be made, the financial statements of the 1st half of 2004 were restated in compliance with said standards.

Net profit (Group share), drawn up according to IFRS standards, rose to €356 million, up 19.4% from the 1st half of 2004.

Net earnings per share came out at €2.16, up 16.5% from the first half of 2004.

Analysis of net profit by business line

(in € million)	1H2005	1H2004	*Change*
Concessions and services	143	124	*+14.9%*
Energy	41	21	*+96.6%*
Roads	13	12	*+7.6%*
Construction	153	116	*+31.6%*
Property and holding companies	6	25	
Total	**356**	**298**	***+19.4%***

These good results reflect the improvement in operational performances recorded by the Group's business lines.

Operating profit from ordinary activities climbed to €629 million, up 21% from €520 million in the 1st half of 2004. It accounted for 6.2% of sales versus 5.7% in the 1st half of 2004.

[2] Accounting treatment of concession contracts: while waiting for IFRIC to complete its work, when drawing up its 2005 interim financial statements, VINCI has kept the accounting standards applied until now to concession contracts in compliance with French GAAP in force at 31/12/2004.

Analysis of operating profit from ordinary activities by business line

(in € million)	1H2005	% sales	1H2004	% sales	Change 1H05/1H04
Concessions and services	280	*29.4%*	268	*28.7%*	*+4.6%*
Energy	71	*4.2%*	45	*2.8%*	*+57.9%*
Roads	22	*0.8%*	26	*1%*	*-14.6%*
Construction	226	*5%*	165	*4.2%*	*+37%*
Holding companies and other	30		16		
Total	**629**	***6.3%***	**520**	***5.7%***	***+21%***

Growth in cash flow from operations / increase in capital expenditure

Cash flow from operations[3] rose 13% in the half, up to €918 million.

Net capital expenditure totalled €269 million. It increased by €77 million to match the growth in business.

Investment in the development of concessions came out at €357 million, up €€87 million, as a result of the acceleration in investments made by Cofiroute: €331 million versus €209 million in the 1st half of 2004.

Reinforced financial structure

The balance sheet's structure was reinforced with total shareholders' equity up to €3.7 billion, i.e. 0.84 gearing.

Up slightly in year-on-year terms, at €3.1 billion, the €€3.3 billion net debt is entirely within the Concessions division. It is primarily made up by borrowings without recourse against the parent company. The Group's other business lines and holding companies posted a financial surplus of €201 million at 30 June 2005, up €294 million year-on-year.

Parent company results / interim dividend

The parent company's net profit came out at €223 million in the 1st half of 2005.

Reasserting its confidence in the good visibility of the Group's results, the Board of Directors decided, on a proposal by Antoine Zacharias, to **pay out an interim dividend for the current fiscal year. It will stand at €0.70 euro per share, up 17%.** The interim dividend will be paid out on 20 December 2005.

[3] before tax and financing costs

Outlook for 2005

The order book of the Group's construction, roads and energy divisions was still at a very high level, i.e. €15.2 billion, at 31 July 2005. Up 11% year-on-year, it represents 10 months of average trading and more than 12 months at VINCI Construction. The order book has been further renewed under good conditions, and VINCI is confident with respect to its prospects in late 2005 and early 2006.

After pointing out that the satisfactory performance recorded in the first half cannot be extrapolated over the full year, in view of the impact of seasonal factors, Chairman Antoine Zacharias stated that 2005 is unlikely to be disappointing and should witness further earnings growth.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: kouadia@vinci.com
This press release is available in French, English and German
on VINCI's website: www.vinci.com

FIRST-HALF 2005 RESULTS
(in millions of euros)

	1st half 2004 - IFRS	1st half 2005 - IFRS	*Change 05/04*
Sales	**9,086**	**10,051**	***+ 10.6%***
of which France	*5,682*	*6,383*	*+ 12.3%*
of which outside France	*3,404*	*3,668*	*+ 7.8%*
Operating profit from ordinary activities	**520.2**	**629.4**	***+ 21.0%***
as % of net sales	***5.7%***	***6.3%***	
Operating profit	**508.3**	**602.4**	***+ 18.5%***
as % of net sales	***5.6%***	***6.0%***	
Net profit (Group share)	**298.2**	**356.0**	***+ 19.4%***
Earnings per share	**1.86 €**	**2.16 €**	***+ 16,5%***
Cash flow from operations (*)	**811**	**918**	***+108***
Change in working capital requirement and current provisions	(306)	(351)	*(45)*
Income tax and net interest paid	(259)	(323)	*(64)*
Net capital expenditure	(192)	(269)	*(77)*
Cash flow from operations	**54**	**(25)**	***(79)***
Development of concessions	(270)	(357)	*(87)*
Total equity, incl. minority interest	3,451	3,716	*+265*
Net debt, of which	**(3,028)**	**(3,116)**	***(88)***
construction, roads, energy	*1,692*	*2,203*	*+511*
concessions	*(2,935)*	*(3,317)*	*(382)*
holding companies and others	*(1,785)*	*(2,001)*	*(216)*

(*) before tax and financing costs and changes in WCR and current provisions

EUROVIA

PRESS RELEASE

Eurovia launches a recruitment campaign to fill 1,500 job vacancies thoughout France

31 august 2005

On 1 September 2005, VINCI Group subsidiary Eurovia will be launching a broad-based recruitment campaign designed to attract the estimated 1,500 new workers it needs every year.

The nation-wide campaign, called "Eurovia now hiring", will be carried out over an initial period of 6 months and be aimed primarily at workers. Company vehicles - 3,500 light trucks and vans belonging to Eurovia's 250 agencies - will carry recruitment advertising posters. The vehicles, which are on the road throughout the country every day, will give maximum visibility to this locally-based campaign and its slogan "Proud of having built it, proud of my job". Eurovia's goal is to raise the image of civil engineering jobs by showing how important they are to regional development and quality of life.

To coordinate applications generated by the campaign, a toll-free number has been set up: 0810 43 44 45 (price of a local call). People can call the toll-free number to submit a job application by telephone. These telephone applications will then be examined by regional human resources departments and forwarded to local operational managers, who will get in touch with applicants. The system has been designed to rapidly process applications in a targeted manner.

Advertisements will be published in the press and information cards handed out in schools and at job recruitment fairs to support the campaign.

Eurovia, a VINCI subsidiary, is one of the world leaders in roadworks. With 36,000 employees, the company has operations in 16 countries through 300 roadworks entities and 800 industrial production plants. Eurovia generated net sales of €5.7 billion in 2004.

EUROVIA PRESS CONTACT > Sabrina Thibault-Loucatel
18, place de l'Europe - 92565 Rueil-Malmaison Cedex - France - Tel. : + 33 1 47 16 48 36 - Fax : + 33 1 47 49 45 33
communication@eurovia.com

A subsidiary of VINCI

Rueil-Malmaison, 25 August 2005

Press Release

VINCI acquires the France Handling company

VINCI has reached an agreement to acquire 100% of the capital stock of France Handling, the French leader in cargo handling services to airlines and freight forwarders.

France Handling generated consolidated net sales of €91 million in 2004.

With this acquisition of France Handling, VINCI further demonstrates its strategic determination to develop its cargo activity and to bolster its airport services subsidiary, WFS, world leader in cargo handling. With consolidated net sales of €466 in 2004, WFS offers airlines a worldwide network of nearly 60 cargo stations (of which 27 are located in Europe), high-quality management and monitoring tools as well as pre- and post-shipment solutions among the various airport facilities in France and the other European countries.

WFS, the world's third-ranking airport services company, operates in the areas of cargo handling, baggage handling, ramp services and passenger services.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: kouadia@vinci.com